

August 10, 2012

Via Email
Claude Pupkin
Chief Executive Officer
550 Broad Street
Newark, NJ 07102

      **Re:    Genie Energy Ltd**
              **Schedule TO-C filed July 19, 2012**
              **Schedule TO-I filed August 3, 2012**
              **SEC File No. 5-86466**

Dear Mr. Pupkin:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. The scope of our review is limited to the matters identified below. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You have not filed a Schedule 13E-3 with respect to this Offer. In our comments below, we ask you to address the applicability of Rule 13e-3 to the Offer. If we determine that Rule 13e-3 does apply to the Exchange Offer and there is no exception available within that Rule itself, we will likely have significant additional comments regarding the disclosure requirements of Schedule 13E-3. In addition, any amended document filed in response to those comments would likely need to be disseminated to target security holders.

Schedule TO-I – Item 10.  Financial Statements; Offer to Exchange

1.  Pursuant to Item 1010(a)(1) of Regulation S-K, revise to include audited financial statements for the years ended July 31, 2011 and 2010, or advise as to their location.

2.  Pursuant to Item 1010(a)(3) of Regulation S-K, revise to include the ratio of earnings to fixed charges for the years ended July 31, 2011 and 2010, for the five-months ended December 31, 2011, and for the quarter ended March 31, 2012, or advise as to their location.

3.  Pursuant to Item 1010(a)(4) of Regulation S-K, revise to include book value per share as of March 31, 2012, or advise as to its location.

4.  We note that the Series 2012-A Preferred Stock will be redeemable by the Company and entitle holders to annual dividends.  We also note your risk factor disclosure under "The Exchange Offer may adversely affect our earnings per share and consequently the value of our Class B Common Stock," appearing on page 13.  We are unable to locate the referenced *Unaudited Pro Forma Consolidated Financial Data*.  Please provide all pro forma information required under Item 1010(b) of Regulation S-K with sufficient explanatory disclosures allowing shareholders to understand how pro forma amounts (or adjustments) were computed.  In connection with this, the pro forma statement of income, earnings per share, and ratio of earnings to fixed charges should be presented for the quarter ended March 31, 2012, the transition period five-months ended December 31, 2011, and the year ended July 31, 2011.

5.  Please provide a tabular presentation of the summary information required under Item 1010(c) for all of the periods required under Item 1010(a) of Regulation M-A. Note that the revised disclosure pursuant to this comment and the preceding four comments should appear in the Offer to Exchange.

Cover Page

6.  State the number of Class B Common Stock that you are offering to take up and exchange for new preferred.  Currently, you phrase the offer in terms of the number of new preferred shares you will issue, rather than in terms of the Class B Common you are offering to exchange, which is confusing.

7.  State the percentage of shares that will be purchased if the Offer is fully subscribed, taking into account Jonas Group shares and the percentage without

those shares. Assume full participation in the Offer and participation at the Minimum Condition level.

8. Specifically identify the "certain affiliates" of Howard Jones who make up the Jonas Group as defined in the offer materials.  Provide the same expanded disclosure in the Summary Term Sheet section discussion the increase in the Jonas Group's percentage ownership as a result of the Offer (see our comment below).

Interests of Genie Directors and Executive Officers with Respect to the Exchange Offer…, page 2

9. Quantify the percentage increase in shares of Class B Common Stock held by the Jonas Group, assuming full participation in the Offer and participation at the level of the Minimum Condition. Do the same with respect to the Jonas Group's combined voting power, taking into account both Class B and Class A Common. See the disclosure on page 8 of the Offer to Exchange.

Terms of the Series 2012-A Preferred Stock, page 3

10. Summarize the voting rights of the new preferred shares.

11. Refer to the last paragraph in this section at the bottom of page 3. Given the restrictions on the payment of dividends described, indicate whether you would currently be eligible to pay them. Prominently disclose throughout the offer materials, where appropriate.

Summary Term Sheet – Market/Trading, page 4

12. The disclosure here states that you intend to apply to have the newly-issued preferred shares traded on the NYSE and to satisfy all of the listing requirements. However, on page 11 in the second bullet point, you state that "when issued, there will be a limited or no trading market for the Preferred Stock" and cite this as a risk factor for those considering participating in the Offer. Please reconcile these statements. If the Preferred Stock will not be traded for some period of time after the Offer or at all, this should be more clearly described throughout the offer materials.

What are the effects of the Exchange Offer on the ownership structure of Genie?, page 5

13. See our comments above. Quantify the percentage of Class B Common to be held by the Jonas Group after the Offer, assuming the Minimum Condition is met and

then again assuming full participation in the Offer.

14. See our last comment above. If the percentage held by the Jonas Group will increase substantially, and given its already significant number, discuss the potential effect on the corporate governance structure of Genie going forward.

Special Factors, page 8

15. Specifically describe the "varying investment objectives of [your] current stockholders" which this Offer is intended to address. If specific stockholders were instrumental in initiating or structuring this Offer, this fact should be disclosed. We may have further comments.

Effects on Listing and Status of Genie Stock, page 9

16. In the second to last paragraph of this section, you refer to a discussion of the possible termination of the registration of the Class B Common "as described below." However, we are unable to locate any such discussion. Please revise or advise. In addition, see our comment below asking you to analyze the applicability to the Offer of Exchange Act Rule 13e-3.

Operations of Genie Following the Exchange Offer; Potential New Projects

17. Specify the Asian country with which you recently signed an agreement for a joint geological survey concerning that country's shale oil deposits. Was this agreement filed as a material contract?

Current Status of Class B Common Stock, page 10

18. The fact that the dividends on the Class B Common will be suspended after the Offer, and dividends will only be paid on the new preferred shares for "an indefinite time" should be more prominently disclosed, including on the cover page of the Offer to Exchange.

Background of the Transaction, page 10

19. We note that Genie retained Chardan Capital Markets LLC to assist the company in evaluating and structuring the Offer. Did Chardan provide any written materials to Genie or its representatives? If so, what consideration have you given to summarizing those materials in the offer document?

20. See our last comment above. Did Chardan provide any written materials to Genie? Please advise in your response letter. We may have additional comments.

21. Clarify the role of Howard Jonas and the other member of the Jonas Group in initiating and structuring this transaction (if any).

General

22. We note the disclosure in the Offer to Exchange concerning the risk that the Class B Common may no longer meet the NYSE's continuing listing standards after the Offer. We also note a reference to the possibility of becoming eligible to deregister under the Exchange Act (see our comment above).  In your response letter, explain why this Offer is not subject to Rule 13e-3.  In your analysis, assume full participation in the Offer, other than by the Jonas Group, who you have stated will not tender.  If Rule 13e-3 would otherwise apply but you seek to rely on an exemption in Rule 13e-3(g), identify the specific provision and list the facts supporting your reliance upon it. In this regard, we note that you have included a "Special Factors" section in the Offer to Exchange as if this Offer were subject to Rule 13e-3. We may have further comments.

23. Given the nature of the comments above, and in particular the comments related to missing financial statement disclosure, we believe you may need to disseminate the amended disclosure document in the same manner as was the original Offer to Exchange. Tell us in your response letter how you will disseminate, in addition to the EDGAR filing of the amendment to the Schedule TO-I.

Schedule TO-C filed July 19, 2012; Exhibit 99.1

24. The press release dated July 19, 2012 and attached as an exhibit to the Schedule TO-C contains a reference to "forward-looking statements within the meaning of the Private Securities Litigation Reform Act." Note that the safe harbor provisions of the Reform Act do not by its terms include statements made in connection with a tender offer such as this one. Please confirm your understanding in your response letter and undertake not to repeat such references in future filings. See Section 21E(b)(2)(C) of the Exchange Act.

Closing Information

Please amend the filing in response to the above comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Furnish a response letter with the amendment and provide any supplemental information requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with our comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions

cc: Dov T. Schwell, Esq. (via email)